                        1934 Act Registration No. 1-31731

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                               Dated March 9, 2004

                           Chunghwa Telecom Co., Ltd.
                 (Translation of Registrant's Name into English)


                            21-3 Hsinyi Road Sec. 1,
                           Taipei, Taiwan, 100 R.O.C.
                     (Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

     Form 20-F   x                     Form 40-F _____
               -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes _____                         No  x
                                             -----

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2004/03/09

                                           Chunghwa Telecom Co., Ltd.

                                        By:   /s/ Hank H. C. Wang
                                           -------------------------------------
                                           Name:  Hank H. C. Wang
                                           Title: Senior Managing Director
                                                  Finance Department

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                                     Exhibit

Exhibit  Description

  1 Announcement on 2004/02/24: Chunghwa Telecom's board of directors resolved to convene the annual shareholder's meeting on June 25th, 2004

  2 Announcement on 2004/03/03: Chunghwa Telecom's related information relative to acquirment of real estate by constructing and sharing the building on the basis of cooperation

  3      Announcement on 2004/03/08: Feb 2004 sales

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                                                                       EXHIBIT 1

Chunghwa Telecom's board of directors resolved to convene the annual shareholder's meeting on June 25th,2004

Date of events: 2004/02/24

Contents:

1. Date of the board of directors resolution: 2004/02/24

2. Date for convening the shareholders' meeting: 2004/06/25

3. Location for convening the shareholders' meeting: Chunghwa Telecom Training Institute (No. 168, Mintsu Road, Panchiao City, Taipei County, R.O.C)

4. Cause or subjects for convening the meeting:

   (1) Reports:

       i The Company's operation reports for fiscal year 2003

      ii The Supervisor's audit reports on the Company's financial statements for year 2003

     iii The Ministry of Auditing's audit number on the Company's financial statements for year 2002

      iv Enactment of the rules of procedure of Board meeting

   (2) Issues to be approved:

       i The Company's financial statements for year 2003

      ii The distribution of the Company's earnings for year 2003

   (3) Issues to be discussed:

       i To draw up process for the Company to acquire or dispose assets

      ii The amendments of article 22 of the Company's Articles of Incorporation

     iii The amendments of the process of the Company's endorsements

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         and guarantees

      iv The amendments of the rules of procedure of the shareholder meeting

   (4) Extemporary motions

5. Starting and ending dates of suspension of share transfer:
2004/04/27~2004/06/25

6. Any other matters that need to be specified: Nil

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                                                                       EXHIBIT 2

Chunghwa Telecom's related information relative to acquirment of real estate by constructing and sharing the building on the basis of cooperation

Date of events: 2004/03/03

Contents:

1. Type of contract: The installation of air conditioner of the main building of MOTC (including Chunghwa Telecom Jen-Ai Multi-functional Building)

2. Date of occurrence of the event: 2004/03/03

3. Counterparty to the contract and relationship between it and the Company:
FURE-LIN ENGINEERING CO.,LTD; none

4. Major content of the contract (including total contract amount, anticipated monetary amount of participation in the investment, and starting and ending dates of the contract), restrictive covenants, and other important stipulations:
Total contract amount: NT$304,000,000

Anticipated monetary amount of participation in the investment: NT$146,528,000 (48.2% of total contract amount)

Starting and ending dates of the contract: To finish the work within 30 calendar days after the completeness of the construction of the building (including decoration works)

Restrictive covenants: none

Other important stipulations: As the contract

5. Name of the professional appraisal institution and its appraisal opinion (not applicable to mandating others to build on the Company's own land; also, the appraisal opinion should include an appraisal of the reasonableness of the contractual method of cooperation): N/A

6. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: N/A

7.Is the appraisal report price a limited price or specific price?: N/A

8. Has an appraisal report not yet been obtained?: N/A

9. Reason an appraisal report has not yet been obtained: N/A

10. Concrete purpose/objective of the acquisition: to bring the function of the building into full play

11. Do the directors have any objection to the present transaction?: N/A

12. Any other matters that need to be specified: none

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                                                                       EXHIBIT 3

                                  Chunghwa Telecom

                                  March 8, 2004

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Feb 2004

1) Sales volume (NT$ Thousand)

-----------------------------------------------------------------------------------------
   Period            Items              2004           2003          Changes         %
-----------------------------------------------------------------------------------------
Feb              Invoice amount      17,060,866      18,163,139    -1,102,273     -6.07%
-----------------------------------------------------------------------------------------
Jan-Feb          Invoice amount      34,693,272      35,644,799      -951,527     -2.67%
-----------------------------------------------------------------------------------------
Feb              Net sales           14,777,968      14,629,467       148,501      1.02%
-----------------------------------------------------------------------------------------
Jan-Feb          Net sales           30,176,610      29,406,894       769,716      2.62%
-----------------------------------------------------------------------------------------

b   Trading purpose: None